(212) 756-2043	brett.director@srz.com

October 31, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	NewPage Holding Corporation
(Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of NewPage Holding Corporation (the “Filing Person”), we hereby transmit a Registration Statement for filing in connection with the registration under the Securities Act of an offer by the Filing Person to exchange $1,000 principal amount of its Floating Rate Senior PIK Notes due 2013, Series B (the “New Notes”) for each $1,000 principal amount of its outstanding Floating Rate Senior PIK Notes due 2013, Series A (the “Original Notes”). The Original Notes were issued and sold on May 2, 2005 in a transaction exempt from registration under the Securities Act. The aggregate principal amount of Original Notes sold on such date was $125,000,000, all of which are outstanding on the date of this letter. No additional capital is being raised by the Filing Person in connection with the exchange offer contemplated by this Registration Statement.

Additionally, on behalf of the Filing Person, we concurrently submit to the staff of the Securities and Exchange Commission (the “Commission”) a supplemental letter containing representations required by existing staff no-action letters.

We also note that we recently filed a registration statement with the Commission relating to the exchange of notes for NewPage Corporation, our wholly-owned operating company, which registration statement was declared effective on or about August 10, 2005.  The disclosures contained in the Registration Statement we are filing herewith, other than disclosures relating to the New Notes and the Original Notes, are substantially similar to those contained in the registration statement of NewPage Corporation.

We note that the appropriate filing fee was previously sent by the Filing Person to the Commission by wire transfer.

If you have any questions concerning the transmitted materials, please do not hesitate to contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 756-2043. If you have any questions concerning the financial statements of the Filing Persons, please do not hesitate to contact Greg A. Hoffbauer of NewPage Corporation at (937) 495-1106 or Robert D. Hesselgesser of PriceWaterhouseCoopers LLP, the auditors of the Filing Person, at (513)768-4557.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

/s/ Brett S. Director